Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in millions)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008

EARNINGS:
Income (loss) before income taxes and Cumulative effect of accounting change	$805	$1,493	$3,255	$2,341	$1,186
Interest expense (a)	162	221	299	379	268
(Gain)/loss on investment in equity investees in excess of distributed earnings	(1)	1	(3)	21	40
Amortization of capitalized interest	5	10	19	39	66
Loan cost amortization	6	9	13	17	21

Earnings	$977	$1,734	$3,583	$2,797	$1,581

FIXED CHARGES:
Interest expense	$162	$221	$299	$379	$268
Capitalized interest	36	79	179	269	465
Loan cost amortization	6	9	13	17	21

Fixed Charges	$204	$309	$491	$665	$754

Preferred Stock Dividends
Preferred Dividend Requirements	$40	$42	$89	$94	$33
Ratio of income before provision for taxes to net income (b)	1.56	1.57	1.62	1.61	1.64

Subtotal – Preferred Dividends	$62	$66	$144	$151	$54

Combined Fixed Charges and Preferred Dividends	$266	$375	$635	$816	$808

Ratio of Earnings to Fixed Charges	4.8	5.6	7.3	4.2	2.1
Insufficient coverage	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.7	4.6	5.6	3.4	2.0
Insufficient coverage	$—	$—	$—	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.
(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.